Exhibit 99.1

Intellipharmaceutics Announces
Agreement to Acquire Real Property that Houses its Manufacturing, R&D and Office Facilities in Toronto, Ontario and
Status of 5mg Strength of its Generic Focalin XR®

TORONTO, May 25, 2015 -- Intellipharmaceutics International Inc. (Nasdaq:IPCI; TSX:I) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that it has agreed to purchase the land and building from which it conducts its operations at 30 Worcester Road, Toronto, Ontario (the “operating property”) as well as the land and building of the adjoining property at 22 Worcester Road  (the “adjoining property”) for a combined purchase price of Cdn. $4,700,000.  The operating property has been occupied by the Company since 2004 pursuant to a lease, and is approximately 25,000 sq. ft.  The adjoining property includes a building of approximately 40,000 sq. ft. that is not currently occupied by the Company. The adjoining property is expected to provide the Company with space that will permit expansion of the Company’s operations. There can be no assurance that the purchase transaction will be completed.

The Company’s operating property has been its main site for over 10 years and comprises its management, R&D, manufacturing, quality control and analytical testing components. The United States Food and Drug Administration (“FDA”) and Health Canada had previously granted “acceptable” classification to those aspects of the operating facility that permit the Company to be in a position to receive final approvals for certain drug applications and to permit manufacturing, testing, release and storage of drug products intended for commercial sales in the United States and Canada after any such approvals.  No assurance can be given as to whether or when the FDA or Health Canada will approve any Intellipharmaceutics application for its product candidates, that its facility will continue to satisfy the requirements of the FDA or Health Canada, or that any of its product candidates will be successfully commercialized.

The purchase transaction is subject to various closing conditions, including the Company obtaining financing that is satisfactory to the Company, and the property owner obtaining a municipal severance approval necessary for the transfer of the properties.  Prior to entering into the agreement to acquire the properties, in order to ensure continuity of use of its operating property in the event the acquisition was not consummated, the Company also recently exercised its right to renew its lease of the operating property for a term of five years to November 2020, beyond the expiry of the current term ending November 30, 2015.

“I am very pleased we have taken these steps to secure the continued use of our existing operating facilities.  In addition, if the acquisition transaction proceeds, the acquisition of the adjoining property will accommodate our anticipated growth requirements given the numerous product candidates of the Company pending regulatory approval”, stated Dr. Isa Odidi, the Company’s Chair and CEO.

Separately, the Company advised that a final FDA approval has not yet been issued to the Company for the 5 mg strength of its generic dexmethylphenidate generic of Focalin XR®. Although the Company has not received any indication from the FDA of a deficiency in its application for approval of the 5 mg strength, the Company has no further information as to when or if such final approval will be granted by the FDA.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which received final FDA approval) and product candidates in various stages of development, including Abbreviated New Drug Applications filed with the FDA (and one Abbreviated New Drug Submission filed with Health Canada) in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain. Intellipharmaceutics also has New Drug Application 505(b)(2) product candidates in its development pipeline. These include Rexista™ oxycodone XR, an abuse-deterrent oxycodone based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and PODRAS™ Paradoxical OverDose Resistance Activating System, and Regabatin™ XR pregabalin extended-release capsules.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the difficulty of predicting the impact of competitive products and pricing and the timing and success of product launches, the inability to forecast wholesaler demand and/or wholesaler buying patterns, the seasonal fluctuation in the numbers of prescriptions written for our dexmethylphenidate hydrochloride extended-release capsules which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement for our products, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, and the successful compliance with FDA, Health Canada and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Company Contact:

    Intellipharmaceutics International Inc.
    Domenic Della Penna
    Chief Financial Officer
    416-798-3001
    investors@intellipharmaceutics.com

    Investor Contact:

    ProActive Capital
    Kirin Smith
    646-863-6519
    ksmith@proactivecapital.com